

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

December 10, 2009

Mr. Steven P. Smart
Executive Vice President and Chief Financial Officer
Approach Resources Inc.
One Ridgemar Centre, 6500 W. Freeway, Suite 800
Fort Worth, TX 76116

> **Re: Approach Resources Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009, as**
> **Amended**
> **Filed November 18, 2009**
> **File No. 1-33801**

Dear Mr. Smart:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director